UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2023

Commission File Number: 001-39328

Genetron Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

1-2/F, Building 11, Zone 1

No.8 Life Science Parkway

Changping District, Beijing, 102206

People’s Republic of China

+86 10 5090-7500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated October 11, 2023 titled “Genetron Health Enters into Definitive Merger Agreement for Going Private Transaction.”

99.2	Agreement and Plan of Merger, dated as of October 11, 2023, by and among Genetron Holdings Limited, New Genetron Holding Limited and Genetron New Co Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genetron Holdings Limited

By:	/s/ Wing Kee Lau
Name:	Wing Kee Lau
Title:	Director

Date: October 11, 2023